UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)

THE PARKING REIT, INC.
(Name of Issuer)
Common Stock, $0.0001 par value
(Title of Class of Securities)

55387R 107
(CUSIP Number)

VESTIN REALTY MORTGAGE II, INC
8880 W. SUNSET ROAD #340
LAS VEGAS, NEVADA 89148
Telephone:  (702) 227-0965

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 15, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 Explanatory Note

Vestin Realty Mortgage II, Inc. (the "Reporting Person") previously filed statements of beneficial ownership on Schedule 13D and Schedule 13D/A with the Securities and Exchange Commission (the "SEC") on October 24, 2017 and November, 16, 2017, respectively (as amended, the "Prior Schedule 13D/A"), with respect to the Common Stock, $0.001 par value per share ("MVP I Common Stock"), of MVP REIT, Inc. ("MVP I") beneficially owned by the Reporting Person. This Schedule 13D is now filed to reflect the Reporting Person's ownership in The Parking REIT, Inc. (formerly known as MVP REIT II, Inc., the "Issuer"), the successor of MVP I as a result of the merger of MVP I with and into MVP Merger Sub, LLC, a wholly owned subsidiary of the Issuer (the "Merger"). Pursuant to the terms of the Merger, for each issued and outstanding share of MVP I Common Stock held by the Reporting Person immediately prior to the effective time of the Merger, the Reporting Person received 0.365 shares of the Issuer's common stock, par value $0.0001 per share (the "Common Stock").

CUSIP No. 553877 101

1.	Name of reporting person: Vestin Realty Mortgage II, Inc.
2.	Check the appropriate box if a member of a group (see instructions) (a)  (b) 
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) 
6.	Citizenship or place of organization Maryland
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 359,546
	8.	Shared voting power 0
	9.	Sole dispositive power 359,546
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 359,546
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) 
13.	Percent of class represented by amount in Row (11) 5.62% (1)
14.	Type of reporting person (see instructions) CO

(1)
The percentage calculation is based on 6,402,731 shares of Common Stock of the Issuer, as reported in the Unaudited Pro Forma Condensed Consolidated Balance Sheet as of March 31, 2017 in the Issuer's Proxy Statement/Prospectus filed with the SEC on August 16, 2017.

Item 1.	Security and Issuer.

This statement on Schedule 13D (this "Schedule 13D") relates to the Common Stock, par value $0.0001 per share, of The Parking REIT, Inc. The principal executive offices of the Issuer are located at 8880 W. Sunset Rd., Suite 340, Las Vegas, NV 89148.

Item 2.	Identity and Background.

This Schedule 13D is filed by Vestin Realty Mortgage II, Inc., a Maryland corporation. The principal business of the Reporting Person relates to the investment in loans secured by real estate through deeds of trust or mortgages, the investment in, acquisition, management or sale of real property, and investments in entities involved in the ownership or management of real property.  The principal executive offices of the Reporting Person are located at 8880 W. Sunset Rd., Suite 340, Las Vegas, NV 89148.

During the last five years prior to the date of this Schedule 13D, the Reporting Person has not been convicted in a criminal proceeding.

During the last five years prior to the date of this Schedule 13D, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.

Michael V. Shustek is the sole executive officer of the Reporting Person, and the directors of the Reporting Person are Michael V. Shustek and Daryl C. Idler, Jr.  Mr. Shustek also owns 500 shares of the Reporting Person's common stock as of the date hereof, which represents approximately 30.4% of the total outstanding shares of the Reporting Person's common stock as of the date hereof.   Mr. Shustek disclaims beneficial ownership of the Common Stock held by the Reporting Person.

To the best of the Reporting Person's knowledge, none of the Reporting Person's directors or executive officer during the last five years, (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) has been a party to a civil proceeding before a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.
As previously reported on the Prior Schedule 13 D/A, on October 18, 2017, the Reporting Person received 746,222.40 shares of MVP I Common Stock as consideration for the sale of certain real estate interests.   On November 9, 2017, the Reporting Person beneficially acquired an additional 2,304 shares of MVP I Common Stock as purchase price adjustment (in lieu of cash) in connection with the October 18, 2017 sale of certain real property interests.  In a separate transaction on November 9, 2017, the Reporting Person acquired, for general investment purposes, 118,647.18 shares of MVP I Common Stock from a third party at a purchase price of $8.563 per share. On November 10, 2017, MVP I paid a prorated stock distribution to all their shareholders, which resulted in an additional 284.753 shares of MVP I Common Stock distributed to the Reporting Person.

Pursuant to the terms of the Merger of MVP I with and into MVP Merger Sub, LLC, a wholly owned subsidiary of the Issuer, the Reporting Person received 317,382 shares of the Issuer's Common Stock, which represents 0.365 shares of the Issuer's Common Stock issued to the Reporting Person for each issued and outstanding share of MVP I Common Stock held by the Reporting Person immediately prior to the effective time of the Merger.

Prior to the Merger, Reporting Person separately held 42,164 shares of the Issuer's Common Stock. During December 2015, the Company purchased 5,000 shares for $125,000. During May 2017, the Company acquired an additional 35,303 shares of common stock in exchange for $800,000 interest in a deed of trust held by the Company and approximately $52,000 in cash. During the period of January 1, 2017 through December 15, 2017 the Company received approximately $20,000 in Drip shares as dividend income.

Item 4.	Purpose of Transaction.
The Reporting Person acquired the shares of Common Stock for general investment purposes. The Reporting Person reserves the right to, and may in the future choose to, change its purpose with respect to its investment.  The Reporting Person may take such actions as they deem appropriate in light of the circumstances including, without limitation, to dispose of, in the open market, in a private transaction or by gift, all or a portion of the shares which it now owns or may hereafter acquire.  The Reporting Person has made no proposals, and has entered into no agreements, which would be related to or would result in any of the events or matters described in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.
(a) The Reporting Person directly holds 359,546 shares of Common Stock, representing approximately 5.62% of the shares of Common Stock. The percentages used herein are calculated based on 6,402,731 shares of Common Stock of the Issuer, as reported in the Unaudited Pro Forma Condensed Consolidated Balance Sheet as of March 31, 2017 in the Issuer's Proxy Statement/Prospectus filed with the SEC on August 16, 2017.

(b) The Reporting Person has the sole power to vote or direct the vote and to dispose or direct the disposition of the 359,546 shares of Common Stock.

(c) Except as set forth in this Schedule 13D, the Reporting Person has not effected any transactions in the shares of the Issuer during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and its directors and officer and between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	Material to Be Filed as Exhibits.

None.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 11, 2018

Vestin Realty Mortgage II, Inc.

By:	/s/ Michael V. Shustek
Michael V. Shustek
President and Chief Executive Officer